EXHIBIT 99.2

STRATA OIL & GAS INC.

918 16TH Ave. NW, Suite 408

Calgary, Alberta, Canada, T2M 0K3

Telephone: 403.237.5443

Facsimile: 403.775.0461

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

TAKE NOTICE that the 2013 Annual General Meeting of Shareholders of Strata Oil & Gas Inc. (the “Company”) will be held at Suite 1700 - 1185 West Georgia Street, Vancouver, B.C., Canada on:

Wednesday, June 26, 2013

at the hour of 2:30 P.M. (Vancouver, British Columbia time) for the following purposes:

1.	To receive the Company’s audited financial statements for the financial year ended December 31, 2012 and the auditor’s report thereon;
2.	To elect directors;
3.	To authorize the Directors to appoint the Company’s auditor and fix the remuneration for the next year;
4.	To authorize the Company’s Directors to set the size of the Board of Directors;
5.	To transact any other business that may properly come before the meeting and any adjournment thereof.

A management proxy circular (the “Management Proxy Circular”), the audited consolidated financial statements and the auditor’s report thereon for the year ended December 31, 2012, and a form of proxy (the “Proxy”) accompany this Notice. The Management Proxy Circular provides additional information relating to the matters to be dealt with at the meeting and forms part of this Notice.

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxyholder to attend and vote in his or her place. If you are unable to attend the meeting or any adjournment in person, please read the Notes accompanying the enclosed form of Proxy and then complete, sign, and date the Proxy and return it within the time and to the location set out in the notes to the Proxy (the “Notes”). The Company’s management is soliciting the enclosed form of Proxy but, as set out in the Notes, you may amend the Proxy if you wish by striking out the names listed and inserting in the space provided the name of the person you want to represent you at the meeting.

Please advise the Company of any change in your address.

DATED at Calgary, AB, this 4th day of June, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

“Ron Daems”

President